Mail-Stop 4561

November 13, 2007

Mr. Lark E. Wysham
Corporate Secretary
Citizens Bancorp
275 Southwest Third Street
Corvallis, Oregon 97339

   Re: **Citizens Bancorp**
         Preliminary Proxy Statement, amendment 2, filed November 5, 2007
         and Schedule 13E-3, amendment 2, filed November 2, 2007
         Proxy file number 0-23277, Schedule 13E-3 file number 5-81499

Dear Mr. Wysham:

       We have reviewed your amended proxy statement and have the following
comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
supplemental information so we ma\y better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Background of the Reclassification, page 20

   1. At the top of page 22, you reference "a price above $23.50" that was considered
      by the board. Please revise this disclosure to quantify the price. Also, disclose
      who proposed it, the context in which it was considered and what information was
      considered that supported it.

Recommendation of the Board…, page 28

2. We note that you deleted from its prior location the disclosure that the board
    adopted the fairness opinion of Southard in reaching its own conclusion as to
    fairness. This was apparently done pursuant to our prior comment number 8. We
    don't find it provided in a new location. If this disclosure was correct it is
    required in the filing. Please provide it at this heading or in another appropriate
    location in the proxy statement. Otherwise, advise us why this is not required.

                              *   *   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        Any questions regarding the comments may be directed to David Lyon at (202)
551-3421 or to me at (202) 551-3448.

                                        Sincerely,

                                        Jessica Livingston
                                        Senior Attorney

By Fax: Bennett H. Goldstein
         Fax number 503-294-7918